                                                                     EXHIBIT 99F

DAVID J. BERGER, State Bar # 147645
JARED L. KOPEL, State Bar # 126817
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
Telephone: (650) 493-9300
Facsimile: (650) 565-5100

Attorneys for Defendant/Counterclaimant
JONATHAN VANNINI



                          UNITED STATES DISTRICT COURT

                         CENTRAL DISTRICT OF CALIFORNIA

                                WESTERN DIVISION



COASTCAST CORPORATION, a         )   Case No. 98-6625 WMB
California corporation,          )   (Mcx)
                                 )
Plaintiff,                       )   DEFENDANT'S ANSWER AND
                                 )   COUNTERCLAIMS TO FIRST
vs.                              )   AMENDED COMPLAINT
                                 )
JONATHAN VANNINI, an             )
individual,                      )
                                 )
Defendant.                       )
______________________________   )
JONATHAN VANNINI, an             )
individual,                      )
                                 )
Counterclaimant,                 )
                                 )
vs.                              )
                                 )
COASTCAST CORPORATION, a         )
 California corporation, and     )
HANS BUEHLER, and individual,    )
                                 )
Counterdefendants.               )
_________________________________)

ANSWER AND COUNTERCLAIMS FOR INJUNCTIVE AND OTHER RELIEF UNDER FOR VIOLATION OF
-------------------------------------------------------------------------------
                            FEDERAL SECURITIES LAWS
                            -----------------------

     Jonathan Vannini ("Vannini") answers the allegations of the first amended complaint ("Complaint") of Coastcast Corporation ("Coastcast") as follows:

                                  INTRODUCTION
                                  ------------

     1. Vannini admits that Coastcast purports to bring this action, and denies the remaining allegations made in paragraph 1 of the Complaint.

     2.   Vannini denies the allegations made in paragraph 2 of the Complaint.

     3. Vannini admits that from time to time he has purchased Coastcast stock, and that the amount of the investment was approximately $15 million. The phrase "quest to obtain control" is vague and ambiguous, and subject to multiple interpretations and therefore Vannini cannot respond to that allegation. Vannini has made filings with the Securities and Exchange Commission, which speak for themselves as to his objectives for Coastcast. Except as expressly admitted, Vannini denies each allegation made in paragraph 3 of the Complaint.

     4. Vannini admits that he claims to be a long-term investor in Coastcast stock. Vannini avers that his SEC filings speak for themselves. Except as expressly admitted and averred, Vannini denies each allegation made in paragraph 4 of the Complaint because Vannini lacks knowledge or information sufficient to form a belief as to the truth of the allegations made in paragraph 4 of the Complaint. Paragraph 4 also contains numerous statements of opinion to which Vannini is not required to respond.

     5. Vannini denies that he does not hold an MBA from Columbia University. Vannini admits that he does not hold a degree from UCLA, but avers that such is not material. Except as expressly admitted or averred, Vannini denies the allegations contained in paragraph 5 of the Complaint.

     6. Vannini avers that Kathleen Parent's Declaration, Pl.'s Ex. A, speaks for itself, and therefore no response is required.

     7.   Vannini lacks information or knowledge concerning the following:
(1)the Columbia Business School Alumni Directory; and (2) Columbia Alumni Website. The information in the directory and the website speak for themselves. The reference to an "academic certification" is vague and ambiguous, and therefore Vannini cannot respond to the allegation. Vannini asserts that he has received a letter from the Dean of the Columbia University Graduate School of Business, dated Sept. 16, 1998, which stated that Vannini has been awarded his degree retroactive to 1987.

                            JURISDICTION AND VENUE
                            ----------------------

     8. Vannini admits that Coastcast purports to bring this action and to invoke the Court's jurisdiction pursuant to 15 U.S.C. (S) 78aa and 28 U.S.C. (S) 1331.

     9. Vannini admits that Coastcast asserts that venue is proper under 28 U.S.C. (S) 1391(b)(2).

                                  THE PARTIES
                                  -----------

     10. Vannini admits the allegations in paragraph 10 of the first amended complaint.

     11. Vannini admits the allegations in paragraph 11 of the first amended complaint.

                              FACTUAL BACKGROUND
                              ------------------

          A.   Vannini's Allegedly Materially Misleading 13D Filing
               ----------------------------------------------------

     12. Vannini admits that he filed a Schedule 13D on or about July 17, 1998 and avers that the filing speaks for itself, and therefore, no response to paragraph 12 of the first amended complaint is required.

     13. Vannini admits that he filed a Schedule 13D amendment no. 1, dated July 29, 1998 and avers that the form speaks for itself, and therefore no response is required to paragraph 13 of the first amended complaint.

     14. Vannini admits that he filed a Schedule 13D amendment no. 2, dated August 3, 1998. The filing speaks for itself, and therefore, no response is required. Vannini avers that plaintiff's allegation that "Vannini failed, in contravention of SEC rules," First Am. Compl. (P)14, is a legal conclusion, and therefore, except as expressly admitted, no response is required to the allegations in paragraph 14.

     15. Vannini admits that he filed a Schedule 13D amendment no. 3, dated August 14, 1998. Vannini avers that the filing speaks for itself. Except as expressly admitted or averred, Vannini denies the allegations in paragraph 15.

          B.   Vannini's Allegedly Materially Misleading Public
               ------------------------------------------------
               Statements
               ----------
     16. Vannini denies every allegation in paragraph 16 of the first amended complaint.

          (a) Vannini lacks information and knowledge sufficient to form a belief as to the truth of allegations in paragraph

16(a), and therefore, Vannini denies the allegations made in that paragraph. Vannini also asserts that the article cited in this subparagraph was not in law or in fact part of any "de facto" proxy solicitation and, upon information and belief, asserts that the article merely summarized the Schedule 13D that had been filed with the SEC on July 17, 1998.

          (b) Vannini lacks information and knowledge sufficient to form a belief as to the truth of allegations in paragraph 16(b), and therefore, Vannini denies the allegations made in that paragraph. Vannini also asserts that the article cited in this subparagraph was not in law or in fact part of any "de facto" proxy solicitation.

          (c) Vannini lacks information and knowledge sufficient to form a belief as to the truth of allegations in paragraph 16(c), and therefore, Vannini denies the allegations made in that paragraph. Vannini also asserts that the article cited in this subparagraph was not in law or in fact part of any "de facto" proxy solicitation.

          (d) Vannini lacks information and knowledge sufficient to form a belief as to the truth of allegations in paragraph 16(d), and therefore, Vannini denies the allegations made in that paragraph. Vannini also asserts that the article cited in this subparagraph was not in law or in fact part of any "de facto" proxy solicitation.

          (e) Vannini lacks information and knowledge sufficient to form a belief as to the truth of allegations in paragraph 16(e), and therefore, Vannini denies the allegations made in that paragraph. Vannini also asserts that the article cited in the subparagraph was not in law or in fact part of any "de facto" proxy solicitation, and, upon information and belief, asserts that the article merely summarized the contents of a Schedule 13D amendment filed on August 3, 1998.

          (f) Vannini lacks information and knowledge sufficient to form a belief as to the truth of allegations in paragraph 16(f), and therefore, Vannini denies the allegations made in that paragraph. Vannini also asserts that the article cited in this subparagraph was not in law or in fact part of any "de facto" proxy solicitation, and, upon information and belief, asserts that the article merely summarized the contents of a Schedule 13D amendment filed on August 3, 1998.

          (g) Vannini avers that the allegations in paragraph 16(g) consist of conclusions of law and seek to characterize Section 13 of the Securities Exchange Act, which statute speaks for itself, and therefore, no response is required. Vannini admits that he issued a press release on the evening of August 13, 1998, after trading in the markets had closed for the day, and that the release speaks for itself, and merely summarized the contents of a preliminary proxy statement on Schedule 14A filed with the SEC on the morning of August 14, 1998. Vannini asserts that the press release was not in law or in fact part of a "de facto" proxy solicitation, and denies all other allegations with respect to the release.

          (h) Vannini admits that he issued a press release on August 27, 1998. Vannini avers that the press release speaks for itself, and therefore, except as expressly admitted or averred, no response to paragraph 16(h) is required. Vannini asserts that the release was not in law or in fact part of a "de facto" proxy solicitation.

     17. Vannini lacks knowledge or information as to what Coastcast's beliefs actually are, and therefore, Vannini denies the allegations made in paragraph
17. Vannini denies that he has made or will make material misstatements of fact or omit material facts in actual or future communications with Coastcast shareholders. Additionally, paragraph 17 consists of a legal conclusion. Accordingly, beyond that expressly admitted or denied, no response is required.

               C.   Vannini's Alleged Materially Misleading Proxy Material
                    ------------------------------------------------------

     18. Vannini admits that on or about August 14, 1998, he filed preliminary proxy materials with the SEC. Vannini also admits that on August 28, 1998, he filed an amendment to those proxy materials. Except as expressly admitted, Vannini denies the allegations in paragraph 18.

     19.  Vannini denies each and every allegation in paragraph 19.

          D.   Vannini's Alleged Bad Faith Litigation Tactics
               ----------------------------------------------

     20. Vannini admits that Coastcast's complaint, filed on August 13, 1998, contained claims for injunctive and declaratory relief, based on purported violations of the federal securities laws. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 20.

     21.  Vannini admits the allegations in paragraph 21.

     22. Vannini avers that paragraph 22 consists of legal conclusions and characterizations of federal and state law, and therefore, no response is required. Vannini is without information or knowledge concerning the amount Coastcast expended in state court litigation, and therefore, denies that particular allegation in paragraph 22. Except as expressly admitted, Vannini denies each and every allegation of paragraph 22.

          E.   Vannini's Alleged Refusal to Answer Coastcast's
               ------------------------------------------------
               Questions Regarding The Source of His Funds And His
               ---------------------------------------------------
               Educational Background
               ----------------------

     23. Vannini avers that paragraph 23 consists of legal conclusions and characterizes the California Corporations Code, and to that extent, no response is required. Vannini admits that on August 28, 1998, Cede & Co. executed a letter calling for a special shareholders' meeting to be held on October 26, 1998. Beyond that expressly averred or admitted, Vannini denies the allegations in paragraph 23.

     24. Vannini admits that the plaintiff made inquiries of Smith Barney, Inc. but beyond that, Vannini lacks information or knowledge sufficient to form a belief concerning the truth of the allegations in paragraph 24, and therefore, except for that expressly admitted, Vannini denies the allegations in paragraph 24.

     25. Vannini admits that he and his counsel advised Smith Barney not to divulge confidential client information and also advised Smith Barney concerning the automatic stay in discovery applicable under the Private Securities Litigation Reform Act ("Reform Act"). Vannini admits that he and his attorney denied that Vannini had failed to make proper disclosures. Beyond that expressly admitted, Vannini lacks information or belief concerning the ease or difficulty of answering Coastcast's questions, and therefore, denies this particular allegation in paragraph 25. Except as expressly admitted, Vannini denies each and every allegation in paragraph 25.

     26. Vannini admits that he filed a motion to dismiss Coastcast's complaint, and that through his counsel advised Smith Barney of the automatic stay in discovery applicable under the Reform Act. Except as expressly admitted, Vannini denies each and every allegation of paragraph 26.

     27. Vannini admits that counsel to Coastcast and counsel to Vannini had discussions concerning Coastcast's request for information, but denies the characterization of those discussions contained in paragraph 27. Vannini lacks information or knowledge concerning the simplicity or difficulty of Coastcast's questions, and on that basis, Vannini denies the allegations in paragraph 27. Except as expressly admitted, Vannini denies each and every allegation of paragraph 27.

     28. Vannini admits that Coastcast served subpoenas on UCLA and Columbia, but Vannini lacks information or knowledge concerning the motivations for Coastcast's doing so. Except as expressly admitted, Vannini denies each and every allegation in paragraph 28.

     29. Vannini admits that Vannini's counsel advised UCLA and Columbia of the applicability of the automatic stay in discovery under the Reform Act. Vannini denies the characterization of discussions between counsel for Coastcast and counsel for Vannini contained in paragraph 29. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 29.

     30. Vannini admits that his counsel had a conference call with the Court on or about November 15, 1998, but denies the characterization of the statements contained in paragraph 30.

     31. Vannini admits that Coastcast asserts that it had inspected documents produced by UCLA. Vannini lacks information or knowledge sufficient to form a belief concerning the truth of the allegations in paragraph 31, and on that basis, except to the extent expressly admitted, Vannini denies the allegations in paragraph 31.

     32. Vannini lacks knowledge or information sufficient to form a belief concerning the truth of allegations made in paragraph 32, and on that basis, Vannini denies the allegations in paragraph 32.

                            FIRST CLAIM FOR RELIEF
                            ----------------------
                     (INJUNCTIVE RELIEF FOR VIOLATIONS OF
             SECTION 13(d) OF THE EXCHANGE ACT (15 U.S.C. (S) 78m)
                    AND REGULATIONS PROMULGATED THEREUNDER

     33. Vannini admits that Coastcast purports in this paragraph to reallege and incorporate by reference the allegations contained in paragraphs 1 through 32 above. Vannini realleges and incorporates by reference his responses to paragraphs 1 through 32 above. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 33.

     34. Vannini avers that paragraph 34, along with its subparagraphs, consist of legal conclusions and characterizations of Section 13(d) of The Exchange Act, which statute speaks for itself, and therefore, no response is required to these legal conclusions. Coastcast purports to describe or cite statements or disclosures by Vannini. Vannini asserts that these statements and disclosures speak for themselves, and denies the inferences, conclusions and characterizations concerning these statements and disclosures contained in paragraph 34. Vannini lacks sufficient knowledge and information to respond to the allegation contained in paragraph 34(d) that John Rehfield has been sued, and therefore denies that allegation. Vannini denies each and every allegation that his statements and disclosures were materially false and misleading, or failed to conform to SEC rules or disclosure requirements. In particular, Vannini denies that he is acting on behalf of a group of investors, that he has undisclosed financial backers, or that he has failed to disclose adequately his intent or purpose in acquiring Coastcast stock.

     35.  Vannini responds to the allegations in paragraph 35 as follows:

          (a) Vannini admits that he does not have as of this date an undergraduate degree from UCLA.

          (b) Vannini denies that he does not hold a degree from Columbia University. Vannini lacks information or knowledge concerning Columbia's website or its alumni directory, and therefore, to the extent not expressly admitted, Vannini denies the allegations in paragraph 35(b).

          (c) Vannini avers that paragraph 34(c) consists of legal conclusions and characterizations of state and federal law, and therefore, no response is required. Except as expressly admitted, Vannini denies each and every allegation in paragraph 35(c).

          (d) Vannini admits that he included revocation of amendments to two stock option plans as matters to be considered at a special shareholders' meeting. The second sentence contains a conclusion of law as to whether the amendments could not be reinstated without shareholder approval, and therefore Vannini is not required to respond to this allegation. Vannini lacks information or knowledge sufficient to form a belief as to whether Coastcast actually believes what, in paragraph 35(d), it claims to believe, and on that basis, Vannini denies each and every allegation in paragraph 34(d) that he has not expressly admitted.

     36.  Vannini denies each and every allegation contained in paragraph 36.

     37.  Vannini denies each and every allegation in paragraph 37.

     38.  Vannini denies each and every allegation contained in paragraph 38.

                         SECOND CLAIM FOR RELIEF
                         -----------------------
                     (INJUNCTIVE RELIEF FOR VIOLATIONS OF
             SECTION 14(a) OF THE EXCHANGE ACT (15 U.S.C. (S) 78n)
                    AND REGULATIONS PROMULGATED THEREUNDER

     39. Vannini admits that Coastcast purports to reallege and incorporate by reference the allegations contained in paragraphs 1 through 38 above. Vannini realleges and incorporates by reference his responses to paragraphs 1 through 38 above. Except as expressly admitted, Vannini denies each and every allegation of paragraph 39.

     40. Vannini avers that paragraph 40 consists of legal conclusions and characterizations of Section 14(a) of The Exchange

Act, and therefore, no response is required to these allegations. Except as expressly admitted, Vannini denies each and every allegation of paragraph 40.

     41.  Vannini responds to the allegations in paragraph 41 as follows:

          (a) Vannini admits that he has represented that he received degrees from UCLA and Columbia University. Vannini lacks information or knowledge sufficient to form a basis of belief concerning whether Coastcast is informed or believes that Vannini's representations were false, and on that basis, Vannini denies the allegations in paragraph 41(a), to the extent that he has not expressly admitted those allegations.

          (b) Vannini admits that he has represented that he acquired Coastcast stock with his personal funds. Vannini lacks information or knowledge sufficient to form a basis of any belief concerning the deduction plaintiff claims, and on that basis, Vannini denies the allegations in paragraph 41(b), to the extent that he has not expressly admitted those allegations.

          (c) Vannini admits that he is seeking to increase shareholder value. Vannini lacks information or knowledge sufficient to form the basis of a belief concerning whether Coastcast is informed or believes what it claims in paragraph 41(c), and on that basis, Vannini denies the allegations in paragraph 41(c), to the extent that he has not expressly admitted those allegations.

          (d) Vannini denies the allegations in paragraph 41(d).

          (e) Coastcast purports to characterize a representation by Vannini concerning the election of directors. Such representation speaks for itself, and Vannini denies Coastcast's characterization of that representation. Vannini denies each and every allegation contained in paragraph 41(e).

          (f) Vannini admits including the two agenda items referred to in paragraph 41(f) for a shareholder vote. The statement that those items are moot is a conclusion of law to which no response is required, and that basis, Vannini denies the allegation. Vannini also lacks information or knowledge sufficient to form a basis for belief concerning the legal effect, if any, of Coastcast's public announcements, the applicable rules of the New York Stock Exchange, and the need to inform shareholders concerning a vote on the two agenda items. On that basis, Vannini denies the allegations concerning Coastcast's purported public statements, applicable stock exchange rules, and the need to inform shareholders. Except as expressly admitted, Vannini denies each and every allegation in paragraph 41(f).

          (g) Vannini admits that his proxy materials include the alleged statement, but denies Coastcast's characterization of that statement. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 41(g).

          (h) Vannini lacks information or knowledge sufficient to form a basis for belief concerning the truth of the allegation made in paragraph 41(h), and on that basis, Vannini denies the allegation.

          (i) Vannini avers that "shareholder of record" is a legal conclusion and characterization of state and federal law, and therefore, Vannini is not required to respond to that allegation. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 41(i).

          (j) Vannini denies each and every allegation contained in paragraph 41(j) that Vannini has violated the proxy rules. Vannini admits that Coastcast purports to describe Vannini's proposed proxy card which speaks for itself, and denies Coastcast's characterization of that card. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 41(j).

          (k) Vannini avers that the allegation made in paragraph 41(k) concerning a vote on the removal of directors is a legal conclusion, and therefore, Vannini need not respond to paragraph 41(k). Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 41(k).

          (l) Vannini admits that Coastcast purports to characterize Vannini's disclosures in his preliminary proxy statement, which speaks for itself, and on that basis, denies the allegations in paragraph 41(l).

          (m) Vannini admits that Coastcast purports to characterize Vannini's disclosures in his preliminary proxy statement, which speaks for itself, and on that basis, denies the allegations contained in paragraph 41(m).

          (n) Vannini avers that the allegations in paragraph 41(n) consist of legal conclusions and characterizations of California law, and therefore, Vannini is not required to respond to these allegations. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 41(n).

     42. Vannini avers that allegations of materiality in paragraph 42 are conclusions of law, and therefore, Vannini is not required to respond to those allegations. Vannini denies each and every allegation of paragraph 42 to the extent it asserts that the description of the background of Vannini's nominees for election to Coastcast's Board of Directors omitted material information.

          (a) Vannini admits that certain tax liens were assessed and released against him. Vannini lacks information or knowledge sufficient to form the basis of any belief concerning the significance of the release of such liens, and on that basis, Vannini denies the allegations in paragraph 42(a), except to the extent that he has expressly admitted them.

          (b) Vannini admits the allegation made in paragraph 42(b).

          (c) Vannini admits that lawsuits were filed against him related to student loans, and further asserts that these suits are no longer pending.

          (d) Vannini lacks information or knowledge sufficient to form any basis of belief concerning the truth of allegations made in paragraph 42(d), and on that basis, Vannini denies the allegations.

          (e) Vannini lacks information or knowledge sufficient to form any basis of belief concerning the truth of allegations made in paragraph 42(e), and on that basis, Vannini denies the allegations.

     43.  Vannini denies each and every allegation contained in paragraph 43.

     44.  Vannini denies each and every allegation contained in paragraph 44.

     45. Vannini admits that Coastcast seeks and injunction. Except as expressly admitted, Vannini denies each and every allegation in paragraph 45.

                      THIRD CLAIM FOR DECLARATORY RELIEF
                      ----------------------------------
                             (DECLARATORY RELIEF)

     46. Vannini admits that Coastcast purports to reallege and incorporate by reference the allegations in paragraphs 1 through 45 above. Vannini realleges and incorporates by reference his responses to paragraphs 1 through 45 above. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 46.

     47. Vannini admits that Coastcast asserts that there exists a controversy relating to the parties' respective rights and duties as set forth in paragraph
47. Vannini avers that the remaining allegations in paragraph 47 are legal conclusions or characterizations of federal and state law, and no response to these allegations is required. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 47.

     48. Vannini admits that Coastcast asserts that it desires a judicial determination of what it perceives are rights and duties under applicable law, and that it seeks the declaration set forth in paragraph 48. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 48.

     49. Vannini avers that the allegation in paragraph 49 consists of a legal conclusion, and therefore, Vannini need not respond to paragraph 49. Except as expressly admitted, Vannini denies each and every allegation contained in paragraph 49.

                             AFFIRMATIVE DEFENSES
                             --------------------

                           First Affirmative Defense
                           -------------------------

     The Complaint fails to state a claim upon which relief can be granted.

                           Second Affirmative Defense
                           --------------------------

     The Complaint violates Section 21D(b)(1) of The Private Securities Litigation Reform Act of 1995, 15 U.S.C. (S) 78uD(b)(1), because the allegations are not plead with sufficient particularity.

                           Third Affirmative Defense
                           -------------------------

     The Complaint violates Rule 9(b) of the Federal Rules of Civil Procedure because the allegations are not plead with sufficient particularity.

                           Fourth Affirmative Defense
                           --------------------------

     The complaint fails to set forth or show the equitable prerequisites to injunctive relief.

                           Fifth Affirmative Defense
                           -------------------------

     This action is barred in whole or in part by the equitable doctrine of unclean hands.

                           Sixth Affirmative Defense
                           -------------------------

     Many, if not all, of the claims and allegations are moot, and therefore should be dismissed.

                                 COUNTERCLAIMS
                                 -------------

     50. Pursuant to Rule 13(a) of the Federal Rules of Civil Procedure, and without waiving any defenses set forth in his Answers and Defenses, Jonathan Vannini ("Vannini") makes the following counterclaims against counter defendant Coastcast Corporation ("Coastcast").

     51. Vannini makes these allegations based upon information and belief and investigation of counsel, including a review of documents filed by Coastcast with the SEC, press releases issued by Coastcast, representations by counsel to Coastcast, as well as articles and information available through the media.

                              JURISDICTION & VENUE
                              --------------------

     52. This Court has jurisdiction over these counterclaims under the principle of ancillary jurisdiction because the claims arise out of the same transaction or occurrence as the claims in Coastcast's complaint. 28 U.S.C. (S) 1367(a). Jurisdiction also exists under Section 27 of the Securities and Exchange Act of 1934 as amended, 15 U.S.C. (S) 78aa ("Exchange Act"), 28 U.S.C.
(S)(S) 1331 and 1337. The counterclaims arise under Section 10(b) of the Exchange Act, 15 U.S.C. (S) 78j, and Rule 10b-5 promulgated thereunder, 17 C.F.R. (S) 240.10b-5; under Section 14 of the Exchange Act, 15 U.S.C. (S)(S) 78n and the rules and regulations promulgated thereunder; under Section 20A of the Exchange Act, 15 U.S.C.(S) 78tA; and under California Corporations Code Sections 25401 and 25402.

     53. Venue for these counterclaims is proper in the United States District Court for the Central District of California, pursuant to 28 U.S.C. (S) 1391 and principles of ancillary venue.

                                  THE PARTIES
                                  -----------

     54. Jonathan Vannini is domiciled in and a resident of Hillsborough, California. He is a private investor and beneficial owner of 911,000 shares of Coastcast's common stock. These shares are held in an account at Salomon Smith Barney, Inc. ("SSB").

     55. Coastcast is a California corporation. Its principal executive offices are located at 3205 East Victoria Street, Rancho Dominguez, California.

     56. Coastcast manufactures, markets and sells golf clubheads and a variety of investment-cast orthopedic implants and surgical tools. Coastcast conducted an initial public offering of common stock in December 1993 at $16 per share. The common stock of Coastcast is listed for trading on the New York Stock Exchange. The closing price of Coastcast's common stock on October 2, 1998 was $8 1/2 per share, a more than 40% decline from the initial offering price, representing the degree to which the current Board of Directors has mismanaged the Company. Indeed, on October 5, 1998, the stock price traded below $8 per share.

     57. Hans Buehler was one of the founders of Coastcast and has been the Chairman of the Board of Directors of Coastcast since the Company's inception since 1980. Through December 31, 1997, he was also the Chief Executive Officer of Coastcast. Buehler still effectively controls Coastcast and determines management policy.

     58. Coastcast has paid excessive compensation in the form of stock options and other benefits while providing shareholders with a negative cumulative return on investment since the Company's initial public offering in December 1993. In particular, Coastcast has paid Hans Buehler the chairman of its Board of Directors, millions of dollars in cash and by Coastcast's own admission at least 372,500 options on the Company's stock during the past three years, even though Buehler owned more than 14% of the Company's stock and did not need incentives in the form of additional equity. In addition, nearly 300,000 options were repriced in late 1997 to ensure that they would be "in the money" although the stock price had barely risen above the offering price at this point, and has since fallen by more than 40% below the offering price.

                           VANNINI'S STOCK PURCHASES
                           -------------------------

     59. Starting in September 1997, Vannini began purchasing Coastcast stock because he believed that Coastcast was a fundamentally sound company whose stock price had been depressed because of poor management practices. As of January 30, 1998, Vannini held approximately 125,000 shares, and as of June 22, 1998, he held approximately 300,000 shares. Vannini purchased approximately 300,000 shares of Coastcast stock between June 22, 1998 and July 17, 1998. In purchasing Coastcast stock, Vannini relied on the integrity of the marketplace to ensure that the stock price accurately reflected the information provided by Coastcast to the market. On or about July 17, 1998, Vannini filed a Schedule 13D with the SEC. The Schedule 13D disclosed that, among other things, Vannini was the beneficial owner of 600,000 shares of Coastcast common stock, amounting to approximately 6.6% of the outstanding shares, and that the source of the funds to purchase the stock was Vannini's personal funds.

     60. The Schedule 13D disclosed that Vannini had acquired the Coastcast shares as an investment in order (a) to obtain an equity position in the issuer whose common stock Vannini believed was presently undervalued; and (b) to maximize the value of that investment. The Schedule 13D stated that Vannini believed that the undervaluation of Coastcast stock was in part the result of certain policies and practices of the Company's management, including without limitation the policies and practices related to the compensation and stock options granted to the chairman of the board of directors. The Schedule 13D stated that Vannini had the present intention to influence control of the Company, and that he reserved the right to acquire, or dispose of, additional securities of the Company. The
Schedule 13D further stated that Vannini planned to exercise influence in order to change the compensation and/or membership of the present board of directors; to exercise influence in order to persuade the Company to adopt a stock repurchase program; and to contact the Company and/or shareholders regarding these and other potential strategies to increase shareholder value.

     61. From on or about July 23, 1998 through July 29, 1998, Vannini acquired additional shares of Coastcast common stock. Vannini relied on the integrity of the marketplace to ensure that the stock price accurately reflected the information that Coastcast disseminated into the market. On July 29, 1998, Vannini filed Amendment No. 1 to the Schedule 13D with the SEC. The Amendment disclosed that Vannini was the beneficial owner of 891,000 shares of Coastcast stock, which amounted to approximately 9.9% of the outstanding shares. The Amendment No. 1 contained the same disclosure concerning Vannini's effort to exert influence and control over Coastcast as the initial Schedule 13D.

                  COASTCAST'S FALSE AND MISLEADING STATEMENTS
                 --------------------------------------------
                  CONCERNING THE ANNUAL SHAREHOLDERS MEETING
                  ------------------------------------------

     62. Coastcast's annual meeting of shareholder was scheduled to take place on June 22, 1998. At that meeting, the Company's shareholders were supposed to vote on four proposals. The first proposal was to elect seven directors to serve one-year terms ("Proposal 1"). The second proposal sought shareholder approval to amend the 1996 employee stock option plan to reserve 500,000 additional shares for use as options ("Proposal 2"). The third proposal sought shareholder approval to amend the 1995 non-employee director stock option plan to reserve 200,000 additional shares and to increase to 20,000 from 10,000 the number of shares subject to options annually granted to each director ("Proposal 3"). The fourth proposal sought approval of Deloitte & Touche LLP as the Company's outside auditors ("Proposal 4").

     63. Proposals 2 and 3 would have substantially enriched the amount of equity granted to Coastcast's officers and directors, despite the gross under performance of Coastcast's stock and the lack of shareholder return on investment.

     64. On June 23, 1998, Coastcast issued a press release announcing the "adjournment" of the annual shareholders meeting following election of directors and the approval of the auditors, but before voting on Proposals 2 and 3. The release stated that the annual meeting was being adjourned until July 8, 1998 "to allow more time for shareholders to vote on amendments" to the stock option plans "because a substantial number of shares had not been voted on these matters."

     65. The release was materially false and misleading, because in fact a substantial number of shares had been voted and a quorum was present. The only reason that the Company adjourned the shareholders meeting was because at least one of the proposals to amend the stock option plans would have been defeated had the vote actually been conducted.

     66. Since July, Vannini requested that Coastcast provide the results of the proxy tabulation on Proposals 2 and 3 as of June 22, 1998. Coastcast continually rejected these requests. Finally, in a letter dated August 28, 1998, Robert Goon, counsel for Coastcast, admitted that based on the proxy tabulation as of June 22, 1998, "had the amendments of the two stock option plans been voted on by the shareholders on June 22 . . . the amendment of the non-employee directors stock option plan [Proposal 3] would not have been approved."

                      FAILURE TO DISCLOSE PROXY SOLICITOR
                      -----------------------------------

     67. SEC rules require that a company provide notice to shareholders concerning the use of a solicitor to obtain proxies. In particular, Item 4(a)(3) of Schedule 14A requires that if a solicitation is to be made by specially engaged employees or paid solicitors, the proxy must state the material features of any contract or arrangement for such solicitation and identify the parties; and the anticipated cost thereof.

     68. Coastcast's Upon information and belief, Coastcast obtained a proxy solicitor in an effort to obtain sufficient shareholder votes to ensure approval of Proposals 2 and 3 at the July 8, 1998 shareholder meeting.

     69. The use of a proxy solicitor required Coastcast to disseminate a new proxy solicitation to shareholders in connection with the July 8, 1998 meeting, in order to satisfy the requirements of Item 4(a)(3) of Schedule 14A. In fact, in violation of SEC proxy rules, Coastcast did not disseminate to its shareholders a new proxy solicitation in connection with the July 8, 1998 meeting disclosing that a proxy solicitor had been obtained for the purpose of obtaining sufficient votes to approve Proposals 2 and 3.

     70. On July 21, 1998, Coastcast issued a release announcing the approval by shareholders at the July 8, 1998 meeting of Proposals 2 and 3. The release also stated that the Board of Directors had decided not to implement either Proposal because of shareholder opposition, but left open the possibility that the Proposals could be implemented in the future.

     71. On August 6, 1998, Coastcast announced that the Board of Directors had voted to rescind Proposals 2 and 3. Coastcast has entered into a Stipulation with Vannini that has been filed with the Court providing that Coastcast will not revive either amendment to the stock option plans without shareholder approval. Coastcast would not have agreed to rescind Proposals 2 and 3 and promise not to revive them without shareholder approval had not it been for the opposition of Vannini and other shareholders.

                     VANNINI'S DISCUSSIONS WITH COASTCAST
                     ------------------------------------

     72. As discussed above, Vannini held approximately 300,000 shares of Coastcast common stock at the time of the June 22, 1998 shareholders meeting. Vannini believed that Proposals 2 and 3 were not in the best interests of shareholders and provided unjustified compensation to the Company's directors. Vannini believed that Coastcast was still a fundamentally sound company whose stock was undervalued because of poor management practices, and decided to purchase additional stock given that the stock was now trading in the $17-$18 per share range, compared to a trading range in the $20's earlier in the year. Vannini, however, believed that as a major shareholder he had the right and responsibility to seek changes in management practices that he believed were not in the shareholders' best interest. On July 1, 1998, Vannini wrote a letter to Coastcast and its Board of Directors assailing the "adjournment" of the annual shareholders meeting and requesting that Coastcast publish the results of the shareholders' vote on Proposals 2 and 3. The letter also requested that Coastcast eliminate the excessive compensation in the form of cash and options that was being provided to Buehler and other directors. Coastcast failed to take any action in response to that request.

     73. On July 22, 1998, Vannini wrote a letter to Coastcast and its Board of Directors stating that the Company should take measures to increase its stock price, which had now dropped to $15 per share, which meant that the cumulative return to shareholders since the initial public offering was negative. Noting that Coastcast had approximately $35 million in cash on its balance sheet and could, by the admission of the Company's Chief Financial Officer, prudently operate with $5 million in cash, the letter recommended that the Company implement a stock repurchase program to increase shareholder value. The letter specifically stated that Vannini did not intend to offer his own Coastcast common stock for sale in connection with this repurchase.

     74. On or about July 30, 1998, Vannini met with certain of Coastcast's officers and directors to discuss his proposals for the Company. At that meeting, Vannini reiterated his proposals for a stock repurchase program and a reduction in the compensation being provided to Buehler and other directors. Coastcast indicated at this meeting that it would not accept Vannini's proposals.

     75. On July 31, 1998, Vannini, through his counsel, sent a letter to Buehler calling a special meeting of Coastcast shareholders to be held on September 22, 1998. Vannini proposed, among other things, that the special meeting elect a new Board of Directors who would serve until the next annual meeting of shareholders.

     76. In a separate letter sent to Buehler through counsel on July 31, 1998, Vannini demanded that Coastcast make available to him for inspection and copying the Company's shareholders' records and the voting record for Proposals 2 and 3 at the June 22, 1998 shareholder meeting.

     77. The Company rejected these demand letters on the ground that Vannini was not a "shareholder of record" and therefore was not entitled to make these demands under California law.

     78.  On August 3, 1998, Vannini filed with the SEC Amendment No. 2 to the
Schedule 13D, disclosing that he had made an additional investment of $220,000 in shares of Coastcast common stock. Vannini purchased this stock in reliance on the integrity of the market to ensure that the stock price accurately reflected the information that Coastcast had disseminated to the market. Together with his prior investment, Amendment No. 2 reported that Vannini held beneficial ownership of 911,000 shares of Coastcast common stock, which constituted approximately 10.12% of the outstanding shares. Amendment No. 2 repeated the disclosures in the prior filings on Schedule 13D concerning Vannini's intention to exercise influence and control over Coastcast. The Amendment No. 2 also disclosed that Vannini had called for a special meeting of shareholders and described the business that would be conducted at the special meeting.

                       VANNINI'S FILING ON SCHEDULE 14A
                       --------------------------------

     79. On August 14, 1998, Vannini filed a Non-management Preliminary Proxy Statement with the SEC on Schedule 14A ("Proxy"). The Proxy proposed a new slate of directors to replace four of the seven current directors of Coastcast at a special meeting of the shareholders proposed for September 22, 1998. The Proxy provided information concerning the identities and background of Vannini's proposed nominees for the Board of Directors. The Proxy further stated Vannini's belief that the election of his proposed nominees, and the adoption of the other proposals set forth in the Proxy, represented the best means for Coastcast shareholders to support a focused effort to improve shareholder value.

     80. On August 14, 1998, Vannini filed Amendment No. 3 to his Schedule 13D, which disclosed that he had filed a Preliminary Proxy Statement on Schedule 14A, and summarized its contents.

                         DEMAND LETTERS BY CEDE & CO.
                         ----------------------------

     81. Vannini did not agree with Coastcast that he could not call a special meeting of shareholders or demand the Company's shareholder list because he was not a "shareholder of record." Nonetheless, in order to address Coastcast's objections, on August

21, 1998, Cede & Co. ("Cede"), at the request of SSB and on behalf of Vannini, signed two written demand letters which were transmitted to Coastcast by counsel to Vannini. Cede is the nominee of Depository Trust Company ("DTC"), which is the shareholder of record of most of the outstanding shares of common stock in the United States, held in "street name." The shares held by SSB on behalf of Vannini are held in an account at DTC.

     82. One letter from Cede demanded the right pursuant to California Corporations Code Section 1600 to inspect and copy Coastcast's shareholder records. The other letter called a special meeting of shareholders to be held on September 22, 1998.

          COASTCAST'S MISLEADING STATEMENT ON STOCK REPURCHASE PROGRAM
          ------------------------------------------------------------

     83. As a result of the demand letters from Cede, Coastcast's management realized that it was inevitable that the Company would be required to hold a special shareholders' meeting. Coastcast's management also realized that Vannini's proposal for a stock repurchase program was a sound idea and would be attractive to shareholders, and therefore would increase the likelihood that Vannini would succeed in electing his nominees to the Board of Directors.

     84. Accordingly, in an effort to undermine and oppose Vannini's efforts to attract shareholder support at the anticipated special shareholders' meeting, Coastcast management decided to issue a public announcement stating that it had initiated a stock repurchase program. This release was a de facto proxy solicitation, because it was plainly intended as a communication with Coastcast shareholders that would lead to the procurement of proxies in support of Coastcast's present Board of Directors and in opposition to Vannini's nominees.

     85. Therefore, on August 26, 1998, Coastcast issued a press release touting the fact that it had initiated a stock repurchase program. The number of shares that supposedly would be repurchased was far short of the 2 million shares that Vannini had proposed for a stock repurchase program.

     86. Coastcast's August 26 release stated that the Board of Directors had authorized the purchase of 925,400 shares of its common stock from an institutional investor. This statement was materially false and misleading because it failed to disclose the true reason that Coastcast had purchased stock from this investor.

     87. The institutional investor in question is a firm managed by Jeffrey Gendel, who has a history of shareholder activism. Gendel is the sole general partner of the firm. Gendel's firm held slightly under 10% of the outstanding Coastcast common stock. Coastcast believed that Gendel was unhappy with management practices, including the excessive compensation provided to the Directors. Coastcast's management was afraid that Gendel, given his history of shareholder activism, might support Vannini's nominees for election to the Board. It was for that reason that Coastcast decided to offer to purchase all of
                                                                          ---
the shares managed by Gendel, and not the shares held by any other investor. In addition, Coastcast paid a premium over the market price for the shares held by Gendel's firm, which thus constituted "greenmail" by Coastcast. These material facts were omitted from the August 26, 1998 press release.

     88. The August 26, 1998 press release also stated that Coastcast "has prior approval to purchase an additional 560,000 shares of stock, which it is actively pursuing in the open market." This statement was materially false and misleading, because, upon information and belief, Coastcast has not been "actively pursuing" the repurchase of 560,000 shares in the open market. On October 25, 1995, the Board of Directors had authorized the purchase of up to one million shares of common stock from time to time in the open market or negotiated transactions. The 560,000 shares referred to in the August 26, 1998 release was merely the number of shares remaining from the 1995 authorization. Upon information and belief, Coastcast has not repurchased shares in an amount close to 560,000 shares, even though the stock price has fallen since August 26, which would make the proposed repurchase less expensive to the Company than at the time of the release.

     89. The announcement that the Company was "actively pursuing" a stock repurchase program was a materially false and misleading statement disseminated solely to convince Coastcast shareholders that the Company was at least in part adopting Vannini's proposals to increase shareholder value, in order to induce shareholders to support the present management at the anticipated special shareholders' meeting.

                         BUEHLER'S RETIREMENT PROGRAM
                         ----------------------------

     90. Upon information and belief, Coastcast has provided Buehler with lavish retirement benefits that have not been disclosed to Coastcast shareholder or the investing public.

     91. Under this program, approximately $5 million in cash has been used over the last three years in connection with Buehler's retirement plan. This amount constitutes an astounding 13.5% of the Company's after-tax profit, an enormous percentage to be dedicated to the retirement benefits for one individual. The funds have been used to purchase an insurance contract. The interest paid out on the insurance contract is used to help fund Buehler's retirement program.

     92. This retirement program for Buehler is not adequately disclosed in the Company's public disclosures. For example, the funding of the retirement program is not included as an operating expense, which would reduce the Company's reported earnings. Instead, the Company includes the funding of the retirement program in the category "other assets."

     93. The financial statements included in Coastcast's Annual Report on Form 10-K for the year ended December 31, 1997 report that this line item was approximately $4.1 million. Buried in a footnote in the financial statements is a reference to the fact that the Company had adopted a supplemental executive retirement program for certain key employees, and that to partially fund the plan, the Company purchases whole-life insurance contracts on the related participants. The footnote further stated that the cash surrender value of these policies is in an irrevocable trust and is presented as an asset of the Company in the "other assets" category. The footnote stated that deferred compensation expense under the supplemental executive retirement plan was $1,176,000 and $438,000 in 1997 and 1996, respectively.

     94. This footnote, which few shareholders or even professional analysts would read and/or understand, did not provide adequate disclosure of the nature and amount of the lavish retirement benefits being conferred on Buehler. Indeed, the entire purpose of including the funding for the retirement program in the "other asset" category, and burying any disclosure in a footnote was to conceal the true nature and amount of cash being set aside for Buehler's retirement. There was also no disclosure that Company intends to spend $2 million per year for the next two to three years funding Buehler's retirement program, which will constitute 13% to 15% of the Company's expected after-tax profits.

     95. The financial statements released for the quarter ended June 30, 1998, disclosed that the "other assets" category had increased to approximately $5.4 million, from $4.1 million as of December 31, 1997. In fact, the Company spent approximately $1.2 million in the first six months of 1988 on the Buehler's retirement program. There has been no disclosure of that fact in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

     96. Similarly, the Company's Proxy Statement disseminated in connection failed to disclose the true amount and nature of the compensation being provided to Buehler. Item 8 of Schedule 14A requires disclosure of the information required by Item 402 of Regulation S-K if action is to be taken with respect to the election of directors or any bonus, profit sharing or other compensation plan, contract or arrangement in which any director, nominee for election of director, or executive officer of the registrant will participate. Coastcast's definitive proxy dissemination to shareholders in connection with the 1998 annual shareholders meeting failed to conform to the requirements of Item 402 of Regulation S-K, and therefore failed to conform to the requirements of Item 8 of Schedule 14A, because it failed to disclose that approximately $5 million in cash has been set aside to help fund Buehler's retirement program. The proxy merely disclosed that at the time of adoption of the Supplemental Executive Retirement Plan, the Board of Directors credited Buehler with 10 years participation in the plan such that he currently is vested in the maximum benefits under the Plan. There was no disclosure that approximately $5 million had already been used to help fund Buehler's retirement benefits. The proxy also included a table which indicated that a director or officer with average annual compensation of $500,000 credited with 10 years participation would receive approximate annual retirement benefits of $350,000 for retirement at age 65, expressed as a single life annuity, which would be payable under the plan. The proxy stated that Buehler's average annual salary was $500,000. The misleading impression conveyed by the disclosure was that the retirement benefits would be generated in the future, not that $5 million had been already set aside, and that these funds were currently generating retirement benefits. The proxy also conveyed the misleading impression that the amount of cash required to fund the retirement benefit for Buehler was $350,000, not that $2 million per year was being used to fund the program, and that the Company anticipated spending another $ 4 million to $6 million to fund Buehler's retirement plan. The proxy statement also omitted disclose that Coastcast has formulated the intent and budgeted the expenditure of $20 million over ten years to fund the retirement plans of five
               --------------------------
senior officers and directors. For all of these reasons, the disclosure in the proxy disseminated to shareholders in connection with the June 22, 1998 annual meeting was materially false and misleading.

          COASTCAST'S FALSE AND MISLEADING STATEMENTS CONCERNING ITS
          ----------------------------------------------------------
            FINANCIAL OUTLOOK AND BUEHLER'S MASSIVE INSIDER TRADING
            -------------------------------------------------------

     97. Coastcast sales have been and continue to be concentrated among a small number of customers. Sales to as few as four customers accounted for 84% of sales during the year ended December 31, 1997. Sales to Coastcast's top customer, Callaway Golf Company, accounted for 34% of sales for the year ended December 31, 1997.

     98. In addition, Coastcast's backlog of orders comprises a huge percentage of its quarterly sales. This is particularly true in the spring and early summer, because Coastcast's customers have historically built inventory in anticipation of purchases by golfers in the spring and summer, the principal selling season for golf equipment. Thus historically, Coastcast's backlog has been the highest in the second and third fiscal quarters, those ending in March and in June.

     99. Because backlog comprises such a huge percentage of expected sales over the next one to two quarters, the Company's management at any moment has extremely good visibility concerning likely sales and earnings during the next two quarters. Because backlog is normally is the highest in the March and June quarters, the Company's management in this period has very good visibility concerning likely sales during the September quarter, which in

1996 and 1997 were the highest period of sales. For example, during 1997, the Company had sales of approximately $29 million in the first quarter, approximately $39.9 million in the second quarter, approximately $43.9 million during the third (September quarter), and approximately $36.6 million during the fourth quarter.

     100. In late 1997 and early 1998, it became apparent to Coastcast's management that the sales and earnings outlook for the second half of 1998 was dismal, for a variety of reasons. Management and Buehler regularly receive internal reports containing sales and earnings information and projections. These reports include reports from sales personnel indicating likely purchase orders from customers during the next quarter and the coming year; sales and earnings projections prepared by the sales, marketing and finance departments in connection with the preparation of the annual budget, which are updated on a quarterly basis; reports analyzing backlog of orders, including how trends in the backlog and how the backlog will likely be transformed into actual sales and earnings; expenses and capital budgets and reports, including the cost of building and renovating capital facilities; reports indicating current and likely gross and operating margins; manufacturing schedules which indicate manufacturing requirements versus likely customer demand; and analysis of sales, orders and profits on a month to date, quarter to date and year to date versus internal projections. Based on these reports, it was becoming increasingly obvious in late 1997 and early 1998 that results for the coming year would be below market estimates. First, these reports indicated that the growing economic problems in Asia would eventually reduce the demand for golf products, and therefore reduce the demand for Coastcast's golf clubheads. Second, cost overruns at Coastcast's new facility in Tijuana, Mexico, would begin to erode profit margins, and therefore reduce reporting earnings. Third, Coastcast had been informed by its major customers that the customers would be introducing new products later in 1998, which would mean that they would draw down on their inventories of the older products that would be discontinued. This development would substantially reduce the customers' purchases of the older products from Coastcast. In addition, Coastcast had lost the Callaway titanium wood business competitors at the end of 1996. These sales accounted for more than 30% of Coastcast's total sales in 1996 and were reduced to almost zero in 1997, causing a severe dent in Coastcast's ability to meet market expectations for sales and earnings.

     101. As a result of these adverse developments, Buehler devised a plan to artificially increase the price of Coastcast's stock over the next few months while he sold a substantial portion of his Coastcast stock at artificially inflated prices. Through this scheme, Buehler would avoid a huge decline in the value of his Coastcast stockholding once the adverse business developments became apparent to the market, and the stock price dropped.

PLAN TO "STUFF THE CHANNEL"
---------------------------

     102. Buehler's plan to inflate Coastcast's stock price had two components. The first was to have Coastcast "stuff the channel," i.e., to induce its major customers to take more product than they actually required during the next quarter. In particular, Coastcast induced Callaway and other customers to purchase higher margin products, such as Titleist's "975" Titanium Driver and Callaway's X-12 Stainless Irons, through the use of extended payment terms, discounted pricing and other methods. The effect of this effort was to artificially increase Coastcast's reported sales in the near-term, while causing sales and earnings to be lower than they otherwise would be later in the year.

     103. SEC rules require companies to disclose publicly their backlog once each year, in the Annual Report on Form 10-K. Coastcast's Annual Report on Form 10-K for the year ended December 31, 1997 reported that backlog as of December 31, 1997 was approximately $52.2 million. This amount was much greater than the backlog of $28.5 million as of December 31, 1996. Yet the substantial increase in backlog from year-end 1996 to year-end 1997 was not justified by much higher sales, which were approximately $149.5 million in 1997, only slightly greater than the approximately $148.2 million in sales for 1996. Thus the near doubling in backlog from December 31, 1996 to December 31, 1997 was totally out of proportion to the meager increase in sales from year to year.

     104. In addition, as discussed above, Coastcast's backlog is historically the highest in the March and June quarters. Yet, as discussed above, the backlog swelled enormously at the end of the December 1997 quarter. Indeed, the backlog of $52.2 million as of December 31, 1997 was substantially greater than sales of $45.3 million for the quarter ended March 31, 1998. By contrast, the backlog of $28.5 million as of December 31, 1996 was roughly equal to sales of $29 million for the first quarter of 1997.

     105. A sign that the Coastcast was "stuffing the channel" in order to artificially increase sales in the March 1998 is also revealed by the Company's financial statements. For the quarter ended March 31, 1998, the Company reported accounts receivable, net of allowances for bad debt, of $17.985 million, a nearly 50% increase over the amount of $12.983 million as of December 31, 1997. By contrast, accounts receivable increased by about only 20% during the first quarter of 1997. The increase in receivables reflected extended payment terms granted to customers during the December 1997 quarter and March 1998 quarter in order to induce customers to take more product than they otherwise would have purchased.

     106. For the quarter ended December 31, 1997, Coastcast reported earnings of $0.35 per share, which was an 86% increase over the fourth quarter of 1996, although sales of $36.6 million for the December 31, 1997 quarter were only slightly greater than the $34.9 million in sales for the year-earlier quarter. The earnings for the December 31, 1997 quarter were substantially greater than market estimates. This increase in earnings was caused by "stuffing the channel" with higher margin products, as described above.

     107. For the quarter ended March 31, 1998, Coastcast reported sales of approximately $45.321 million, compared to sales of approximately $29 million during the year-earlier period. Net income for the quarter ended March 31, 1998 was $4 million, or $0.44 per share, compared to $1.198 million, or $0.13, per share, for the year-earlier period. Because Coastcast was "stuffing the channel" with higher margin products, the gross margin for the

March 31, 1998 quarter was 21.3%, compared to 13,9% for the year-earlier quarter. The results for the first quarter for sales, earnings and gross margin exceeded market expectations.

     108. In 1996 and 1997 the sales for the first quarter were the lowest of any quarter of the year. Thus the apparently strong sales during the first quarter of 1998, the huge backlog reported as of December 31, 1997, and the higher-than-expected gross margin for the first quarter of 1998 all led investors to believe that Coastcast would have an exceptionally good year. The market did not know that Coastcast's management, under the direction of Buehler, had deliberately "stuffed the channel" in order to make the first quarter of 1998 artificially inflated so that he could proceed with his plan to sell a substantial portion of his Coastcast stockholdings.

EFFORT TO MISLEAD ANALYSTS
--------------------------

     109. A second component of Buehler's plan was to mislead securities analysts concerning the outlook for 1998. Securities analysts are employed by brokerage firms to analyze companies. A securities analyst will follow certain companies, and write reports that discuss the present business condition and future prospects of those companies. These reports will contain estimates of sales and earnings for the current quarter, the remaining quarters in the fiscal year, and the current fiscal year. These reports are provided to the brokerage firm's sales force, and are the basis of investment recommendations provided by the sales force to the firm's clients. The reports are also publicly disseminated. The analysis and earnings predictions of the analysts are thus reflected in the price of a company's stock.

     110. Coastcast is followed by only several analysts. Therefore the evaluation and earnings predictions of these analysts have a substantial impact on the market price of Coastcast stock.

     111. Securities analysts are heavily dependent on the information that they receive from a company's management in evaluating the company's business prospects and formulating an earnings model that will generate earnings predictions. First, the analysts depend on the accuracy of a company's published information, such as in Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and other publicly disseminated information. Analysts also talk regularly to the management of a corporation, and obtain information concerning current and future business conditions. Analysts often will provide draft analyst reports to a company's management, to make sure that the analyst has not made a serious factual error and to make sure that the assumptions underlying the earnings predictions are not erroneous.

     112. This custom and practice applied to Coastcast. In particular, Buehler regularly communicated with analysts, and gave the analysts his personal outlook on Coastcast's present and future business condition. Buehler advised the securities analysts on whether their earnings predictions were accurate or inaccurate. Buehler engaged in this practice knowing that any inaccurate information provided to the analysts would in turn be conveyed to the public, and be reflected in Coastcast's stock price.

     113. Thus in the Spring of 1998, Coastcast's management, under the direction of Buehler and with Buehler's participation, advised analysts and led analysts to believe that the outlook for

1998 was good, when in fact Buehler and the rest of management knew that the outlook for 1998 was poor, and the results for the first quarter of 1998 were being artificially inflated by "channel stuffing."

     114. One of the firms covering Coastcast is The Seidler Companies ("Seidler"). In a report dated February 6, 1998, Robert C. Marvin, an analyst at Seidler, stated that "[C]oastcast reported fourth quarter earnings of $0.35 per share, an 86% increase over the fourth quarter of last year and 25% better than our estimate. While most of the year-over-year improvement came in the form of margins, sales were much stronger than we had anticipated." The report estimated that earnings per share for 1998 would be $1.54. The report stated that "[W]e continue to rate the stock a BUY, our highest rating."

     115. This report was based on conversations and other communications between the analyst and Coastcast's management, including Buehler. Coastcast's management, under the direction and with the participation of Buehler, intentionally provided the analyst with misleading information concerning the current and future business condition of Coastcast. In particular, Coastcast's management did not disclose to the analyst that the sales for the last quarter of 1997 and the first quarter of 1998 were being artificially inflated by "channel stuffing" in order to allow Buehler to sell Coastcast stock at artificially inflated prices. Coastcast's management did not disclose to the analyst that in fact management believed that sales for the September quarter, traditionally the best quarter, would be far below expectations because the Company had robbed sales from that quarter in order to improve results for the December 1997 quarter and the March and June 1988 quarters. Coastcast's management led the analyst to believe that the prediction of earnings per share of $0.45 for the September quarter and $1.54 for all of 1998 were reasonable estimates, when management knew or was reckless in not knowing that such estimates had no reasonable basis. As a result, the Seidler report conveyed false and misleading information about Coastcast's business outlook and expected earnings to the market, which was reflected in the price of Coastcast stock.

     116. One of the major firms to cover Coastcast is CIBC Oppenheimer ("Oppenheimer"). Oppenheimer issued a report dated April 20, 1998. This report, prepared by Steven Eisenberg, was based on and derived form information obtained from Coastcast management, including conversations with Coastcast's management.

     117. The Oppenheimer report stated that Coastcast reported first quarter earnings per share of $0.44, up considerably from $0.13 a year ago and well ahead of the Street consensus estimate of $0.32. The report stated that "[B]etter than expected sales, a favorable product mix and increased gross margins all contributed to the solid results." The report further stated that "[W]e have raised our 1998 EPS forecast by $0.12 to $1.67 to reflect the better than anticipated first quarter. We are also introducing an initial 1999 EPS estimate of $1.92." The report further stated that "[A] price target of $24-$25 would be appropriate at historical valuation levels based on projected 1999 results."

     118. The Oppenheimer report stated that "[S]ales of $45.3 million outpaced our $41.5 million forecast and were up 56% versus year-ago period. Sales were driven by solid OEM [original equipment manufacturer] orders on higher profit models . . . The gross margin for the quarter of 21.3% exceeded our 18.1% forecast . . . This improvement was due primarily to the high sales volume and favorable product mix, which enabled the company to recognize more efficiencies. We expect the full year 1998 gross margin to approximate 21%." The Oppenheimer report further stated that "[C]oastcast's financial position remains solid. . . We have raised our 1998 EPS forecast from $1.55 to $1.67 to reflect the strong first quarter. Looking ahead to 1999, we project sales of roughly $187.4 million, representing a 10% increase. We also expect increases in the gross profit margin and operating margin, as they should approximate 22.6% and 15.6%, respectively. These margin improvements should be fueled by a continued good product mix and increased efficiencies from the Tijuana facility, which will be fully operational in 1999." The report projected that earnings per share for the June 30, 1998 quarter would be $.40 and that earnings per share for the September 30, 1998 quarter would be $0.45.

     119. This report was based on false and misleading information provided to Eisenberg by Coastcast's management, with the knowledge and at the direction of Buehler. Coastcast did not disclose to the analyst that the apparently strong results for the December 1997 and March 1998 quarters were the result of deliberately "stuffing the channel" in order to artificially inflate the price of Coastcast stock, in order to permit Buehler to sell his stock at artificially inflated prices. Coastcast's management did not disclose to the analyst that sales for the September quarter, traditionally the best quarter of the year, would be far below market estimates because the Company was robbing sales from that quarter in order to artificially inflate sales for the December 1997, and the March and June 1998 quarters by "stuffing the channel." Coastcast's management, under the direction and with the knowledge of Buehler, made statements to the analyst that led him to believe that his earnings estimates for the September 1998 quarter, for all of 1998 and 1998 were reasonable, when in fact Coastcast's management knew or was reckless in not knowing that those estimates had no reasonable basis.

     120. Coastcast' management did not disclose to the Seidler and Oppenheimer analysts, and indeed affirmatively concealed, that the economic crisis in Asia was increasingly hurting the outlook for sales; that the Company's major customers had excess inventory of Coastcast products, and therefore would reduce sales in the coming quarters; that start-up costs for the new Tijuana facility would be greater than anticipated; that new product introductions by major customers would cause those customers to draw down on their inventories; and that the Company expected gross and operating margins to shrink in the coming quarters.

EFFECT ON STOCK PRICE
---------------------

     121. The effort directed by Buehler to increase Coastcast's stock price had the desired effect. The market was deceived by the artificially inflated results for the December 1997 and March 1998 quarters, and by the false and misleading statements given to the analysts which were in turn conveyed to the public and reflected in the stock price.

     122. As of December 31, 1997, Coastcast's stock price traded at around $13 per share. However, during the first half of 1998, the stock increased in price. As a result of the Seidler report, the stock price increased in February 1998 to over $20. As a result of the release of the results for the March 1998 quarter and the Oppenheimer report, the stock price increased to $25, its highest price in two years. The stock price declined from that peak, but still traded in the $18 to $22 range in May 1998.

BUEHLER'S STOCK SALES
---------------------

     123. After taking steps to artificially increase the stock price, Buehler began a massive sale of his stockholdings in Coastcast. Buehler directed sales of stock held by Golden Band LP ("Golden Band"), a partnership controlled by Buehler and his wife. The Coastcast stock held by Golden Band was controlled by Buehler, who was the beneficial owner of the shares. Buehler had control and power over the sale and disposition of Coastcast stock held by Golden Band. Buehler directed the sale of Coastcast stock held by Golden Band based on material, nonpublic information, which was that the supposedly "strong" sales and earnings for the December 1997 and March 1998 quarters were a mirage. Buehler knew that the results for these quarters had been artificially induced by "stuffing the channel," inducing major customers to purchase more product than they needed for the immediate future through extended payment terms, discounted pricing and other measures, and that this meant that sales for the rest of 1998 would fall far short of market expectations. Buehler knew that the outlook for the rest of 1998 was exceedingly poor, because of the information provided to him in his capacity of chairman of the Board of Directors and the dominant person at Coastcast. Buehler knew that the economic crisis in Asia was hurting sales efforts and would reduce sales in the coming quarters. Buehler knew that OEM customers had excessive inventory because of Coastcast's "channel stuffing" and would be reducing purchases for the September quarter. Buehler knew that efforts to produce a new club head for the new Callaway Big Bertha line would be reducing operating margins. Buehler knew that manufacturing inefficiencies and start-up costs at the Tijuana facility would also reduce operating margins. Buehler knew that because of all of these factors, Coastcast's results in the coming quarters would fall well below market estimates, and that the stock price would decline sharply. Buehler actually used this information in formulating an intent to sell massive quantities of Coastcast stock, and the information was the cause of his stock sales.

     124. Buehler's stock sales through Golden band are as follows:

Date           Shares         Price               Value
----           ------         -----               -----
3/5/98         47,600         $18.13-18.50        $1,881,250
3/6/98         52,400         $18                 $943,200
4/27/98        41,300         $20.81-20.88        $861,609
4/28/98        10,100         $21.13              $213,413
4/29/98        20,000         $21.13              $422,600
4/30/98        10,000         $21.75-22.13        $218,320
5/1/98         20,000         $21.75-21.81        $435,318
5/5/98         15,000         $22.63              $339,450
5/6/98         15,000         $22.25-22.31        $333,924
5/7/98         38,000         $22.63-22.31        $860,360

5/8/98          7,000         $22.50-22.63        $157,630
5/11/98          2000         $21.75              $43,500
5/12/98          7000         $21-21.56           $148,130
5/13/98        18,100         $19.38-19.50        $351,390
5/14/98        60,200         $19.13-19.25        $1,153,954
              -------                             ----------
Total         363,700                             $8,364,048

     125. These stock sales represented nearly 50% of the stock held by Golden Band, and approximately one-third of the entire Coastcast stock held, directly or indirectly, by Buehler.

     126. These stock sales were contemporaneous with purchases of Coastcast stock by Vannini. Thus, Buehler, in selling stock on the basis of and in actual use of material nonpublic information concerning Coastcast's deteriorating business outlook, failed to disclose to Vannini such information. In this manner, Buehler intentionally and/or recklessly, defrauded Vannini in connection with Buehler's sales and Vannini's purchases of Coastcast stock.

RELATIONSHIP WITH GRUBER, MCBAINE
---------------------------------

     127. Upon information and belief, Buehler maintains a business relationship with Gruber, McBaine ("Gruber"), an institutional investors which holds Coastcast stock. Buehler has provided Gruber material nonpublic information concerning Coastcast's business and earnings outlook, on which information Gruber has executed trades.

THE TRUTH ABOUT COASTCAST IS REVEALED
-------------------------------------

     128. Shortly following these massive stock sales by Buehler, Coastcast began to reveal the true facts about its business condition. First, on July 15, 1998, Coastcast publicly announced its results for the quarter ended June 30, 1998. The Company reported that sales for the quarter were approximately $43.5 million, and earnings per share were $0.42 on a diluted basis. Commenting on the quarter, Richard Mora, the Company's President, stated that "the company was pleased with the continued growth in sales and profitability." Mora also stated that "[W]ith a product mix that was essentially unchanged from that of the first quarter, we benefitted from strong demand among our customers and an ongoing program of cost containment. The build-out of our new 186,000-square foot foundry in Tijuana, Mexico is on schedule and -- with the foundry equipment now in the process of being installed -- the facility is expected to be operational by year end." These statements were materially false and misleading, because there was not strong demand for Coastcast's products, and in fact, demand was declining and the Company's management knew or was reckless in not knowing that sales and earnings for the September 1998 quarter, which was already half-completed, would be substantially lower than market estimates and information previously disseminated by Coastcast; that Coastcast was having problems with cost containment, and that gross and operating margins were shrinking and would continue to shrink; and that the new facility in Tijuana would have excessive start-up costs and inefficiencies, and that the decline in demand for products would mean that the facility would not be used to full capacity, and therefore would substantially increase overhead and reduce profits.

     129. However, while publicly proclaiming that all was well with Coastcast, management was gradually revealing the truth about its business condition and business outlook to selected analysts. On July 15, 1998, Oppenheimer issued a report that "[F]or the balance of 1998, management expects to see diminished orders stemming from high OEM inventories, particularly for titanium golf clubheads. As a result, we are lowering our third and fourth quarter EPS estimates by $0.09 and $0.07 to $0.36 and $0.31, respectively. Our new 1998 EPS full-year forecast is $1.53, down from $1.67." The information in this report was based on discussions and communications with Coastcast's management, and was based on information provided by management.

     130. Given that Coastcast's management has good visibility as to at least the next one to two quarters, for the reasons discussed above, Coastcast's management had known much earlier than July 1998 that earnings for the September 1998 quarter would be below market estimates. Indeed, for all the reasons discussed above, Coastcast's management had known that because it was inducing its customers to take more product than they needed in order to artificially inflate the results for the December 1997 and March 1998 quarters, Coastcast's management had known at least since the beginning of 1988 that results for the September 1988 quarter would likely fall below market expectations.

     131 The information provided to Oppenheimer in July 1998 did not reveal anything close to the entire truth about Coastcast's true business condition, which declining rapidly. Coastcast's management, including Buehler, knew that it would look suspicious if the true deterioration in the Company's business condition was revealed immediately after Buehler's stock sales. Therefore, management waited until the September 1988 quarter was nearly concluded before it disclosed what it had known for months, and indeed, since the beginning of the year -- that the sales for the second half of the year would be disastrous. Even then, Coastcast did not disclose the information in a public release, but began leaking the information selectively to analysts. On September 4, 1998, Oppenheimer issued another report about Coastcast. This report stated that the analyst had recently met with Coastcast's management, and that as a result of those discussions, "we are lowering our estimates for the third and fourth quarters of 1998, as well as for full-year 1999." The report stated that Oppenheimer had cut $10.1 million from its third-and-fourth quarter revenue assumptions. The report stated that "[W]e also have lowered our profit margin assumptions to account for some manufacturing inefficiencies, start-up costs and a product mix hampered by a higher percentage of lower margin irons."

     132. The report stated that Oppenheimer's new 1998 and 1999 EPS estimates were now $1.28 and $1.83, down from $1.53 and $1.77, respectively. The report further stated that estimates for sales in the September 1998 quarter had been reduced from $38 million to $30 million. Moreover, the report stated that the earnings estimates had been sharply reduced, from $0.36 to $0.19 in the September 1998 quarter, and from $0.31 to $0.21 for the December 1998 quarter. The report stated that the reduced earnings estimates were the result of reduced profit margins that were caused by "higher margin wood sales' slumping, more rework and higher scrappage (result of new club head production) and start-up costs for the new Tijuana manufacturing facility." The information provided to Oppenheimer on September 4, 1998, directly contradicted the information that Coastcast had disclosed publicly in its July 15, 1998 press release.

     133. As discussed above, the Oppenheimer report in April 1998 had predicted, based on information from management, that earnings per share in the September 1998 quarter would be $0.45. Just slightly more than four months later, management was indicating that earnings per share for the quarter would be only $0.19, a nearly 60% reduction. It is not possible that management would suddenly in late August become aware of excessive OEM inventories, the economic problems in Asia, slumping sales of higher margin products and higher start-up costs for its manufacturing facilities, given the fact that because of its sizeable backlog relative to sales, Coastcast has extremely good visibility of future sales over the next one to two quarters. This information had been known since the he beginning of 1998, and was certainly was known at the time of Buehler's stock sales and at the time of the July 15, 1998 release.

     134. The reduced expectations for the September 1998 quarter, the December 1998 quarter and 1999 have had a catastrophic effect on the stock price. From the peak of $25 in April, Coastcast's stock price has fallen steadily, and closed at $8 1/2 on October 2, 1998, a nearly 65% drop in the stock price, which
                                              ---
far exceeds the overall recent drop in the stock market. Indeed, on October 5, 1998, Coastcast's stock price fell below $8 per share. As a result of his insider stock sales based on material nonpublic information, Buehler avoided losses of millions of dollars on his Coastcast stockholding.

     135. Because of the drop in Coastcast stock price, Vannini has suffered a loss of approximately $6 million on his investment in Coastcast stock.

                              FIRST COUNTERCLAIM
                              ------------------
          (VIOLATIONS BY COASTCAST OF SECTION 14(a)OF THE EXCHANGE ACT, 15 U.S.C. (S) 78n(a) AND RULES 14a-3 AND 14a-9)

     136. Vannini realleges and incorporates by reference each and every allegation of the Counterclaims contained in paragraphs 1 through 135 above, inclusive, which are made on information and belief.

     137. Vannini is informed and believes, and on that basis alleges, that Coastcast knowingly, willfully and intentionally engaged in a scheme and plan to defraud Coastcast shareholders. Coastcast conducted this scheme and plan through the use of the mails and instrumentalities of interstate commerce in connection with its proxy solicitation for the June 22, 1998 annual shareholders meeting, and its efforts to communicate with Coastcast shareholders in order to procure their proxies in opposition to Vannini in anticipation of the special shareholders' meeting. In connection with Coastcast's proxy solicitations, Coastcast has made false or misleading statements; failed to disclose material facts required by the securities laws of the United States, and the rules promulgated thereunder, rendering those statements misleading; and failed to include the information required by Schedule 14A.

     138. As discussed above, Coastcast made false and misleading statements concerning the reasons for "adjourning" the June 22, 1998 shareholders' meeting; failed to disclose that it had obtained a proxy solicitor in connection with the July 8, 1998 shareholders' meeting; failed to adequately disclose Buehler's retirement program; and made false and misleading statements concerning a purported stock repurchase program in effort to procure proxies from Coastcast shareholders in opposition to Vannini.

     139. Unless Coastcast is preliminarily and permanently enjoined from continuing to violate Section 14(a), and the regulations promulgated thereunder, its continued dissemination of materially misleading statements will cause irreparable harm to Vannini's efforts to communicate with Coastcast shareholders and obtain the proxies of Coastcast shareholders in connection with the special shareholders' meeting.

     140. The injunctive relief requested would serve the public interest. It will benefit Coastcast's public shareholders and the market as a whole by requiring Coastcast to conform its conduct to comply with federal securities laws, rules and regulations, and prevent Coastcast from disseminating false and misleading information to shareholders and the public.

                              SECOND COUNTERCLAIM
                              -------------------
     (VIOLATIONS BY COASTCAST AND BUEHLER OF SECTION 10(b) OF THE
     EXCHANGE ACT, 15 U.S.C.78j(b),AND RULE 10b-5 THEREUNDER)

     141. Vannini realleges and incorporates by reference each and every allegations of the Counterclaims contained in paragraphs 1 through 140, inclusive, which are made on information and belief.

     142. Coastcast and Buehler, directly and indirectly, by the use of the means and instrumentality of interstate commerce and by the mails, and through the facility of a national stock exchange, have used and employed, and continue to use and employ, in connection with the purchase and sale of Coastcast stock, which is a security registered on a national securities exchange, manipulative and deceptive devices and contrivances in violation of the rules and regulations promulgated by the SEC.

     143. In furtherance of this illegal conduct, Coastcast and Buehler, have directly and indirectly, by the use of means and instrumentalities of interstate commerce, and by the mails, and through the facility of a national securities exchange, employed and continue to employ devices, schemes and artifices to defraud; have made and continue to make untrue statements of material fact and have omitted and continue to omit to state material facts necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading; and have engaged and continue to engage, in acts, practices and courses of business which operate, have operated and continue to operate as a fraud and deceit upon persons, including Vannini.

     144. As part of the scheme, and as discussed above, Coastcast and Buehler, directly and indirectly, have made materially false and misleading statements concerning, among other things, the reasons for the adjournment of the June 22, 1998 meeting; the business plans and business outlook of Coastcast; the financial results and financial statements of Coastcast; the funding of Buehler's retirement plan by Coastcast; and statements to analysts concerning Coastcast's business condition and business outlook.

     145. As a result of these materially false and misleading statements, the market price of Coastcast stock became artificially inflated in value starting no later than January 1, 1998 and continuing to the present.

     146. Vannini purchased Coastcast stock during this period in reliance of the integrity of the market to efficiently and accurately establish the true price of Coastcast based on the information disseminated into the market about Coastcast. Vannini also relied in good faith on each and every one Coastcast's statements, and believed Coastcast was making true and accurate public statements. Vannini did not know, and had no reason to know, that Coastcast's public statements were materially false and misleading, and had artificially inflated the value of Coastcast stock.

     147. The stock purchased by Vannini was artificially and fraudulently inflated in value by the materially false and misleading statements made by Coastcast and Buehler, and as a result, Vannini has been damaged.

     148. Buehler also violated Section 10(b) and Rule 10b-5 by selling and directing the sale of Coastcast stock which he controlled while he was in possession of material nonpublic information concerning the adverse business outlook of Coastcast; the fact that Coastcast's financial results for the December 1997 and March 1998 quarters had been artificially inflated; that Coastcast's stock price was likely to decline as the truth about Coastcast's business condition was revealed; and that analysts had been given false and misleading information about Coastcast which they in turn conveyed to the public. Buehler actually used such information in formulating the intent to trade, and the information caused the trades.

     149. Vannini was on the other side of some or all of Buehler's stock sales, and therefore Buehler sold stock to Vannini while omitting to state material facts necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

     150. Unless preliminarily and permanently enjoined, Coastcast and Buehler will continue to violate Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, to the detriment of Vannini, Coastcast's shareholders and the investing public.

                              THIRD COUNTERCLAIM
                              ------------------
     (FOR VIOLATION BY BUEHLER OF SECTION 20A OF THE EXCHANGE
     ACT, 15 U.S.C. (S)20tA)

     151. Vannini realleges and incorporates by reference each and every allegation of the Counterclaims contained in paragraphs 1 through 150, inclusive, which are made on information and belief.

     152. As discussed above, Buehler has sold and directed the sale of Coastcast stock while in possession of material, nonpublic information and is therefore liable to Vannini, a person who contemporaneously with the sales that are the subject of the violation, purchased Coastcast stock.

                              FOURTH COUNTERCLAIM
                              -------------------
                   (FOR VIOLATIONS BY BUEHLER OF CALIFORNIA
                         CORPORATIONS CODE (S) 25401)

     153. Vannini realleges and incorporates by reference each and every allegation of the Counterclaims contained in paragraphs 1 through 152, inclusive, which are made on information and belief.

     154. As discussed above, Buehler has offered to sell and sold Coastcast stock by means of written and oral communications that included untrue statements of material facts and omitted to state material facts necessary to make the statements not misleading.

     155. As a result of the foregoing, Buehler has violated Section 25401 of the California Corporations Code.

                              FIFTH COUNTERCLAIM
                              ------------------
          (FOR VIOLATION BY BUEHLER OF CALIFORNIA
          CORPORATIONS CODE (S) 25402)

     156. Vannini realleges and incorporates here by reference each and every allegation of paragraphs 1 through 155 of the Counterclaims, which are made on information and belief.

     157. Buehler was an insider of Coastcast, and sold Coastcast stock at a time when he knew material information about Coastcast gained from his relationship which would significantly affect the market price of Coastcast stock and which was not generally available to the public, and which he knew was not intended to be so available, and which he knew was not possessed by the persons buying such stock from him.

     158. As a result of the forgoing, Buehler violation Section 25402 of the California Corporations Code.

                               PRAYER FOR RELIEF
                               -----------------

     WHEREFORE, Vannini prays for relief as follows:

     A.   For judgment dismissing Coastcast's Complaint with prejudice.

     B.   For costs of suit and reasonable attorneys' fees, as allowed by law.

     C.   For such other and further relief as this Court deems just and proper.

     WHEREFORE, Vannini further requests:

     A. A preliminary and permanent injunction that orders Coastcast and its officers, agents, directors, servants, employees, and attorneys, and those persons and entities in active concert of participation with it,

          1. to refrain from violating Section 14(a) of the Exchange Act, and the rules and regulations promulgated thereunder, including by making or disseminating any further public statements relating to the special shareholders' meeting, the stock repurchase program or any of the other matters mentioned in Section 14(a) filings or public statements;

          2. to refrain from distributing proxy materials to Coastcast shareholders or otherwise taking any steps to solicit any proxies, consents or authorizations with respect to proxy materials, unless Coastcast corrects all of its previously materially false and misleading statements;

          3. requiring Coastcast to correct the various misstatements in its press releases, SEC filings and other statements to the shareholders and the public;
          4. to refrain from exercising any proxies obtained by virtue of misleading statements and illegal proxy solicitation activities;

          5. to refrain from violating Section 10(b) of the Exchange Act and Rule 10b-5 thereunder, including making materially untrue statements of fact, and omitting to state material facts which are necessary to make the statements made, in light of the circumstances under which they are made, not misleading.

     B. An Order requiring Coastcast to compensate Vannini fully for all damages inflicted on him and which he has suffered as a result of purchasing Coastcast stock at prices artificially inflated by Coastcast's materially false and misleading statements, in an amount to be determined at trial.

     C. An Order requiring Buehler to compensate Vannini fully for purchasing stock sold by Buehler while Buehler was in possession of material nonpublic information, which was not disclosed to and was not known by Vannini;

     D. An Order requiring Buehler to refrain from purchasing or selling securities of Coastcast while he is in possession of material nonpublic information about Coastcast which is not publicly available

     E. For such other and further relief as the Court may deem just and proper.

DATED: October 5, 1998           WILSON SONSINI GOODRICH & ROSATI

                                    By: /s/ Jared L. Kopel
                                       ----------------------------
                                         Jared L. Kopel

                                    Attorneys for Defendant and
                                    Counterclaimant
                                    JONATHAN VANNINI

           CERTIFICATE OF SERVICE BY FACSIMILE AND OVERNIGHT COURIER
           ---------------------------------------------------------


     I, Rita Gee, declare:

     I am employed in Santa Clara County, the county in which the mailing described below occurs. My business address is 650 Page Mill Road, Palo Alto, California 94304-1050.

     I am readily familiar with Wilson, Sonsini, Goodrich & Rosati's practice for collection and processing of documents for facsimile transmittal and correspondence for overnight delivery. In the ordinary course of business, documents would be transmitted via facsimile, and correspondence would be deposited this date with an overnight courier service for next day delivery on the parties listed below.

     On this date, I served DEFENDANT'S ANSWER AND COUNTERCLAIMS TO FIRST AMENDED COMPLAINT on the persons listed below, by consigning the documents to a facsimile operator and placing the document described above in envelopes addressed as indicated below, which I sealed. I placed the envelopes for consignment to an overnight courier service for delivery the next day following ordinary business practices at Wilson Sonsini Goodrich & Rosati, 650 Page Mill Road, Palo Alto, California 94304-1050.

KEVIN ROSEN, ESQ.
GIBSON, DUNN & CRUTCHER LLP
333 SOUTH GRAND AVENUE (46TH FLOOR RECEPTION)
LOS ANGELES, CA 90071-3197

JULIA J. RIDER, ESQ.
JEFFER, MANGELS, BUTLER & MARMARO LLP
2121 AVENUE OF THE STARS, TENTH FLOOR
LOS ANGELES, CA 90067-5010

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

SCOTT A. FINK, ESQ.
GIBSON, DUNN & CRUTCHER
ONE MONTGOMERY STREET, TELESIS TOWER
SAN FRANCISCO, CA 94104-4505


     I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct. Executed at Palo Alto, California on October 5, 1998.

                              /s/ Rita Gee
                              ------------------------------
                              RITA GEE

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